POTLATCH CORPORATION

601 West First Avenue, Suite 1600

Spokane, Washington 99201

May 6, 2010

VIA FACSIMILE AND ELECTRONIC SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Adam F. Turk

Facsimile: (703) 813-6984

Re:	Potlatch Corporation – Registration Statement – Form S-4

Registration Number: 333-165919

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, Potlatch Corporation, a Delaware corporation (the “Registrant”), hereby requests that the effective date of the above-captioned registration statement on Form S-4 (the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 P.M., Eastern Time on May 7, 2010, or as soon thereafter as may be practicable.

The Registrant acknowledges that should the Securities and Exchange Commission (the “Commission”) or the Commission’s staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement. The Registrant also acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement and the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant understands that the Staff will consider this request as confirmation by the Registrant of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

Sincerely,

Potlatch Corporation

By	/s/ Eric J. Cremers
Eric J. Cremers
Chief Financial Officer

cc:	Blair W. White, Esq.

Justin D. Hovey, Esq.